EXHIBIT 23(d)(vii)

                      CONTRACTUAL MANAGEMENT FEE WAIVER AND
                         EXPENSE REIMBURSEMENT AGREEMENT


     AGREEMENT made as of the 1st day of January, 2008 by and between GAMCO Global Series Funds, Inc. (the "Company") on behalf of The GAMCO Global Opportunity Fund (the "Fund"), a series of the Company, and Gabelli Funds, LLC (the "Adviser").

     With respect to the Fund, the Adviser hereby agrees to waive management fees and/or reimburse expenses to the extent necessary to maintain the Fund's Total Annual Operating Expenses at 2.00% for Class AAA Shares, 2.00% for Class A Shares, 2.75% for Class B Shares, 2.75% for Class C Shares and 1.75% for Class I Shares of the average daily net assets of the Fund.

     This Agreement shall be in effect until December 31, 2008 and is renewable for an additional one-year period upon the written agreement of the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.


GAMCO GLOBAL SERIES FUNDS, INC.          GABELLI FUNDS, LLC
ON BEHALF OF
THE GAMCO GLOBAL OPPORTUNITY FUND

By: /S/ Bruce N. Alpert                   By: /S/ Agnes Mullady
    --------------------------------         -----------------------------------


Attest: /S/ Christina G. Retacco          Attest:/S/ Christina G. Retacco
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